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                                                              Exhibit (a)(1)(OO)


Selected material from a presentation of Omnicare, Inc. at the CIBC World Markets 13th Annual Health Care Conference on November 5, 2002 at The Plaza Hotel, New York, New York

                     Potential Acquisition of NCS HealthCare
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     o    NCS serves 201,000 residents in 33 states; generating $650 million in sales

     o NCS agreed to be acquired by Genesis Health Ventures for 0.1 of a share of GHV stock

     o Before the NCS / Genesis transaction was signed, Omnicare presented superior proposal to NCS

     o    Omnicare has offered to acquire NCS for $3.50 per share in cash

     o    NCS Board withdrew support of Genesis transaction

     o    Total transaction value of approximately $400 million

     o    Substantial fit with Omnicare